1934 Act Registration No. 1-30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Mike Ma, Spokesperson
www.spil.com.tw	mikema@spil.com.tw
+886-4-25545527#5601

Siliconware Precision Industries Reports a 7.1% Quarter-over-Quarter decline in Revenues Resulting in Earnings per Share of NT$ 0.39 or

Earnings per ADS is US$ 0.06 for First Quarter 2016.

Taichung, Taiwan, Apr 28, 2016—Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the first quarter of 2016 were NT$ 19,299 million, which represented a 7.1% decline in revenues compared to the fourth quarter of 2015 and a 7.2% decline in revenues compared to the first quarter of 2015. SPIL reported a net income of NT$ 1,604 million for the first quarter of 2016, compared with a net loss of NT$ 212 million and a net income of NT$ 2,615 million for the fourth quarter of 2015 and the first quarter of 2015, respectively.

Diluted earnings per ordinary share for this quarter was NT$ 0.39, and diluted earnings per ADS was US$ 0.06.

All figures were prepared in accordance with T-IFRS on a consolidated basis.

Operating results review:

•	For the first quarter of 2016, net revenues from IC packaging were NT$ 17,109 million and represented 89% of total net revenues. Net revenues from testing operations were NT$ 2,190 million and represented 11% of total net revenues.

•	Cost of goods sold was NT$ 15,329 million, representing resemble compared to the fourth quarter of 2015 and a decrease of 0.2% compared to the first quarter of 2015.

•	Raw materials costs were NT$ 6,454 million for the first quarter of 2016 and represented 33.4% of total net revenues, whereas raw materials costs were NT$ 6,457 million and represented 31.1% of total net revenues for the fourth quarter of 2015.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 147 million.

•	Gross profit was NT$ 3,970 million for the first quarter of 2016, representing a gross margin of 20.6%, which decreased from a gross margin of 26.2% for the fourth quarter of 2015 and decreased from 26.2% for the first quarter of 2015.

•	Total operating expenses for the first quarter of 2016 were NT$ 2,082 million, which included selling expenses of NT$ 243 million, administrative expenses of NT$ 919 million and R&D expenses of NT$ 920 million. Total operating expenses represented 10.8% of total net revenues for the first quarter of 2016.

•	The accrued expenses of bonuses to employees, directors accounted for under operating expenses totaled NT$ 77 million.

•	Operating income was NT$ 1,888 million for the first quarter of 2016, representing an operating margin of 9.8%, which decreased from 15.7% for the fourth quarter of 2015 and decreased from 16.7% for the first quarter of 2015.

•	Non-operating items:

•	Our non-operating income was NT$ 234 million, including net gains of NT$ 161 million on fair value change of financial liabilities at fair value through profit or loss.

•	Net income before tax was NT$ 1,898 million for the first quarter of 2016, which increased from a net loss before tax of NT$ 6 million for the fourth quarter of 2015 and decreased from a net income before tax of NT$ 3,014 million for the first quarter of 2015.

•	Income tax expense was NT$ 294 million for the first quarter of 2016, compared with income tax expense of NT$ 206 million for the fourth quarter of 2015 and income tax expense of NT$ 399 million for the first quarter of 2015.

•	Net income was NT$ 1,604 million for the first quarter of 2016, which increased from a net loss of NT$ 212 million for the fourth quarter of 2015 and decreased from a net income of NT$ 2,615 million for the first quarter of 2015.

•	Total number of shares outstanding was 3,116 million shares as of March 31, 2016. Diluted earnings per ordinary share was NT$ 0.39, and diluted earnings per ADS was US$ 0.06.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 25,406 million as of Mar 31, 2016 from NT$ 25,191 million as of Dec 31, 2015, and NT$ 28,264 million as of Mar 31, 2015.

•	Capital expenditures for the first quarter of 2016 totaled NT$ 3,080 million.

•	Total depreciation expenses for the first quarter of 2016 totaled NT$ 3,186 million.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 17,109 million for the first quarter of 2016, which represented a decrease of NT$ 1,340 million or 7.3% compared to the fourth quarter of 2015.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & Flip Chip accounted for 30%, 17% and 42%, respectively, of total net revenues for the first quarter of 2016.

•	As of Mar 31, 2016 we had 7,584 wirebonders installed, of which 270 were added and 9 were disposed in the first quarter of 2016.

IC testing service:

•	Net revenues from testing operations were NT$ 2,190 million for the first quarter of 2016, which represented a decrease of NT$ 126 million or 5.4% compared to the fourth quarter of 2015.

•	As of Mar 31, 2016 we had 562 testers installed, of which 15 were added in the first quarter of 2016.

Revenue Analysis

•	Breakdown by end applications:

By application	1Q16	4Q15
Communication	66%	63%
Computing	10%	9%
Consumer	22%	25%
Memory	2%	3%

•	Breakdown by packaging type:

By application	1Q16	4Q15
Bumping & Flip Chip	42%	45%
Substrate Based	30%	27%
Leadframe Based	17%	17%
Testing	11%	11%

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to TIFRS on a consolidated basis. The investment gains or losses of our company for the three months ended Mar 31, 2016 reflect our gains or losses attributable to the first quarter of 2016 unaudited financial results of several of our investees which are evaluated under the equity method. The consolidated financial data for our company for the three months ended Mar 31, 2016 is not necessarily indicative of the results that may be expected for any period thereafter.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED BALANCE SHEET

As of Mar 31, 2016 and 2015

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Mar 31, 2016			Mar 31, 2015		Sequential
ASSETS	USD	NTD	%	NTD	%	Change	%

Current Assets
Cash and cash equivalent	789,363	25,405,633	21	28,264,264	22	(2,858,631)	-10.1
Accounts receivable	451,641	14,536,059	12	17,366,737	14	(2,830,678)	-16.3
Inventories	176,438	5,678,642	5	4,508,733	4	1,169,909	25.9
Other current assets	40,696	1,309,843	—	2,033,378	1	(723,535)	-35.6

Total current assets	1,458,138	46,930,177	38	52,173,112	41	(5,242,935)	-10.0

Non-current Assets
Available-for-sale financial assets	179,890	5,789,763	5	9,471,354	7	(3,681,591)	-38.9
Long-term investment under equity method	80,416	2,588,192	2	54,433	—	2,533,759	4654.8
Property, plant and equipment	2,030,652	65,356,521	53	63,392,501	50	1,964,020	3.1
Intangible assets	5,859	188,564	—	213,841	—	(25,277)	-11.8
Other assets	62,205	2,002,068	2	2,016,372	2	(14,304)	-0.7

Total non-current assets	2,359,022	75,925,108	62	75,148,501	59	776,607	1.0

Total Assets	3,817,160	122,855,285	100	127,321,613	100	(4,466,328)	-3.5

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Current Liabilities
Short-term loans	85,000	2,735,725	2	2,660,500	2	75,225	2.8
Financial liabilities at fair value through profit or loss—current	50,879	1,637,538	1	1,410,750	1	226,788	16.1
Accounts payable	219,907	7,077,693	6	7,222,899	6	(145,206)	-2.0
Current portion of long-term debt	183,742	5,913,739	5	5,257,443	4	656,296	12.5
Other current liability	407,618	13,119,194	11	13,217,565	10	(98,371)	-0.7
Non-current liabilities
Bonds payable	387,071	12,457,882	10	11,818,664	9	639,218	5.4
Long-term loans	185,478	5,969,625	5	9,324,812	8	(3,355,187)	-36.0
Other liabilities	47,705	1,535,385	1	1,373,825	1	161,560	11.8

Total Liabilities	1,567,400	50,446,781	41	52,286,458	41	(1,839,677)	-3.5

Stockholders’ Equity
Capital stock	968,265	31,163,611	25	31,163,611	25	—	0.0
Capital reserve	489,618	15,758,358	13	15,771,577	12	(13,219)	0.0
Legal reserve	309,703	9,967,775	8	8,797,005	7	1,170,770	13.3
Retained earnings	358,092	11,525,181	10	14,293,249	11	(2,768,068)	-19.4
Other equities	124,082	3,993,579	3	5,009,713	4	(1,016,134)	-20.3

Total Equity	2,249,760	72,408,504	59	75,035,155	59	(2,626,651)	-3.5

Total Liabilities & Shareholders’ Equity	3,817,160	122,855,285	100	127,321,613	100	(4,466,328)	-3.5

Forex ( NT$ per US$ )		32.185		31.30

(1)	All figures are under T-IFRS.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Mar 31							Sequential Comparison
	1Q 2016				1Q 2015		YOY	1Q 2016	4Q 2015		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	582,304		19,299,310	100.0		20,805,242	-7.2	19,299,310		20,764,940	-7.1
Cost of Goods Sold	(462,523)		(15,329,416)	-79.4		(15,358,793)	-0.2	(15,329,416)		(15,322,657)	0.0

Gross Profit	119,781		3,969,894	20.6		5,446,449	-27.1	3,969,894		5,442,283	-27.1

Operating Expenses
Selling Expenses	(7,342)		(243,323)	-1.2		(248,448)	-2.1	(243,323)		(192,773)	26.2
Administrative Expenses	(27,727)		(918,957)	-4.8		(819,976)	12.1	(918,957)		(1,108,448)	-17.1
Research and Development Expenses	(27,740)		(919,405)	-4.8		(908,788)	1.2	(919,405)		(880,214)	4.5

	(62,809)		(2,081,685)	-10.8		(1,977,212)	5.3	(2,081,685)		(2,181,435)	-4.6

Operating Income	56,972		1,888,209	9.8		3,469,237	-45.6	1,888,209		3,260,848	-42.1
Non-operating Items	302		10,032	0.0		(455,085)	—	10,032		(3,267,292)	—

Income(Loss) Before Income Tax	57,274		1,898,241	9.8		3,014,152	-37.0	1,898,241		(6,444)	—
Income Tax Expenses	(8,877)		(294,213)	-1.5		(399,652)	-26.4	(294,213)		(205,593)	43.1

Net Income(Loss)	48,397		1,604,028	8.3		2,614,500	-38.6	1,604,028		(212,037)	—

Other comprehensive income
Items that will not be reclassiflied to profit or loss
Remeasurements of post employment benefit obligations	—		—			—				(179,842)
Income tax relating to items that will not be reclassified to profit or loss	—		—			—				30,572
Items that may be subsequently reclassified to profit or loss
Exchange difference on translation of foreign financial statements	(5,022)		(166,438)			(151,472)				(238,202)
Unrealized gain on available-for-sale financial assets	7,946		263,352			471,451				1,998,197
Share of other comprehensive income of associates and joint ventures	2,572		85,238			0				0
Income tax relating to items that may be reclassified to profit or loss	654		21,682			(6,064)				(23,942)

Total other comprehensive income	6,150		203,834			313,915				1,586,783

Total comprehensive income	54,547		1,807,862			2,928,415				1,374,746

Earnings Per Ordinary Share- Basic		NT$	0.51		NT$	0.84			NT$	(0.07)

Earnings Per Ordinary Share- Diluted		NT$	0.39		NT$	0.83			NT$	(0.07)

Earnings Per ADS- Diluted		US$	0.06		US$	0.13			US$	(0.01)

Weighted Average Outstanding Shares - Diluted (‘k)			3,375,688			3,143,401				3,116,361

Forex ( NT$ per US$ )			33.143			31.52				32.626

(1)	All figures are under T-IFRS.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For 3 Months Ended on Mar 31, 2016 and 2015

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months, 2016		3 months, 2015
	USD	NTD	NTD
Cash Flows from Operating Activities:
Income before income tax	57,274	1,898,241	3,014,152
Depreciation	96,124	3,185,853	3,212,303
Amortization	3,462	114,757	157,252
Change in working capital & others	(25,061)	(830,631)	409,856

Net cash flows provided from operating activities	131,799	4,368,220	6,793,563

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(92,945)	(3,080,482)	(3,535,602)
Proceeds from disposal of available-for-sale financial assets	32,509	1,077,460	—
Proceeds from disposal of property, plant, and equipment	848	28,092	92,715
Payment for other changes	(5,968)	(197,790)	(248,535)

Net cash used in investing activities	(65,556)	(2,172,720)	(3,691,422)

Cash Flows from Financing Activities:
Repayment of long-term loans	(53,754)	(1,781,583)	(4,942,750)
Others	(3,073)	(101,819)	(5,173)

Net cash used in financing activities	(56,827)	(1,883,402)	(4,947,923)

Foreign currency exchange effect	(2,952)	(97,839)	(44,667)

Net increase (decrease) in cash and cash equivalents	6,464	214,259	(1,890,449)

Cash and cash equivalents at beginning of period	760,081	25,191,374	30,154,713

Cash and cash equivalents at end of period	766,545	25,405,633	28,264,264

Forex ( NT$ per US$ )		33.143	30.52

(1)	: All figures are under T-IFRS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd
Date: April 28, 2016	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer